SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 21, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 21, 2007, announcing the results of its general meeting of shareholders held on June 6, 2007.

Dassault Systèmes
General Meeting of Shareholders

Paris, France, June 21, 2007 - The Annual General Meeting of Dassault Systèmes’ shareholders (Nasdaq: DASTY;Euronext Paris: #13065, DSY.PA) was held on June 6, 2007 in Paris. The shareholders present or represented at the meeting held 71.95% of Dassault Systèmes’ shares.

The shareholders’ meeting approved the financial statements of the parent company and the consolidated financial statements. All resolutions submitted to the shareholders’ vote were approved including a dividend payment amounting to 0.44 € per share which will be paid as from June 27, 2007.

The detailed results of the votes are published on the Dassault Systemes' website at http://www.3ds.com/corporate/investors/earnings/shareholders-meeting/.

Dassault Systèmes’ 2006 Document de reference and the 20F are also available on its website (http://www.3ds.com/corporate/about-us/facts-figures/annual-reports/) and upon request at the company’s headquarters.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Contact

Valérie Agathon/Beatrix Martinez Tél. 33 1 40 99 69 24 investors@ds-fr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASAULT SYSTEMES S.A.

Date: June 21, 2007	By:	/s/ Thibault de Tersant

Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration